DIRECTV Employee News

The BUZZ
@DIRECTV

July/August 2002

Julie Ryan

Veronica Whitfield-Carter

DIRECTV.com
Connecting with Customers



Exclusively for DIRECTV Employees





On The **Outside**

DIRECTV.cool

DIRECTV Employee News
The BUZZ
@DIRECTV
May/June 2002

The Information Technology department and Marketing's E-Business team, represented here by Veronica Whitfield-Carter (left) and Julie Ryan, respectively, have collaborated with Customer Satisfaction, Sales and Business Implementation to revolutionize the DIRECTV.com Web site. DIRECTV's new Internet site features a number of web self-care applications, empowering existing customers to help themselves and inspiring potential customers to sign up for service. In this issue you will hear from the E-Business team on their perspective of DIRECTV.com. "The Web site integrates functionality and technology to support the goals and objectives of our business units," says Veronica Whitfield-Carter, senior manager, Web Development. "IT is stepping up to the challenge under the leadership of Bob Pacek, chief information officer and senior vice president of Information Technology," Whitfield-Carter added.

On The **Inside**

The Cool Thing About It

What did the business world get when it mixed technology and entertainment together some eight years ago? A hip new hybrid known as DIRECTV. And while many things from the 1990s have come and gone (remember grunge rock and Furby?), DIRECTV is still as cool as ever.

The eye-catching DIRECTV.com Web site, for example, exudes innovation, harnessing the best Internet applications to give customers new ways to enjoy their DIRECTV® service.

The service itself continues to be improved upon by inventive engineers like this year's Patent Award winners, who break new ground on a daily basis in order to keep DIRECTV on the cutting technological edge.

New ideas are also being brought to the fore by the Sales department which, by placing certificates instead of hardware on some retail floors, is scoring as many points for space-constrained retailers as it does for piracy-concerned DIRECTV.

It's this pioneering spirit that got customers interested in DIRECTV to begin with, and if DIRECTV's growing subscriber acquisition numbers are any indication, the company's continued quest to be cool and cutting edge is what keeps them coming to DIRECTV for more.

— DIRECTV Employee Communications

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DIRECTV Employee Communications is your source for news and information about what's happening at DIRECTV. Stay tuned to all the communication channels for regular updates…

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The BUZZ @DIRECTV

***The Buzz@DIRECTV* is published for employees of DIRECTV, Inc., by DIRECTV Communications.**
Send feedback and article ideas to *The Buzz@DIRECTV* at M/S RE/R8/N355 or via e-mail to Tina Swartz at cdswartz@directv.com. Please include your name, department information and phone number.

Editor ....Tina Swartz
Writers ....Alisa Stephens, Martin Ott
Senior Manager, Employee Communications ....Caroline Leach
Proofreader ....Jade Valine
Art Direction ....Cortney Wollaston
Design ....Chuck McBride, Teri Osato
Production ....Christine Pavlina and Studio
Illustrations ....Jane Dryden, Teri Osato
Photos ....Kent Jones, Gary Kious

DIRECTV Introduces
New Retail Sales Strategy

Some Retailers Now Stock
Sales Certificates, Not Hardware



A customer considers purchasing **DIRECTV** at his local Blockbuster store.

In the second quarter of this year, DIRECTV rolled out a new certificate program at Blockbuster that will likely be followed by rollouts at other retail outlets. The certificate program — which is tailored to the purchase of both one- and two-room solutions — differs from traditional sales methods in that customers purchase a sales certificate in lieu of actual hardware.

After a certificate is purchased, the customer simply calls a toll-free certificate redemption number, provides the certificate ID number to the DIRECTV sales agent and schedules an installation. At the time of installation, a DIRECTV HOME SERVICES™ provider brings the hardware to the customer's home, completes the installation, activates the service for the customer and orients them to their new DIRECTV® System.

"There are many benefits of this program to both retailers and DIRECTV," said Steve Cox, executive vice president, Sales and Distribution. "On the retail side, the certificates create a simplified sales process and reduce the need to carry basic system hardware which takes up valuable shelf space. The benefits to DIRECTV are a likely increase in sales volume and an improved and consistent customer experience due to DIRECTV's control of the sales and installation process from beginning to end."

In addition, this program is a direct offensive against hackers. By controlling the distribution of hardware, DIRECTV can ensure that each customer who purchases a certificate receives a professional installation, activates service and commits to a minimum of one year of service at activation.

Consumers who purchase **DIRECTV** at Blockbuster simply bring home a sales certificate, then sit back and let the hardware come to them on installation day.



Over the next couple of months, DIRECTV will measure retailer and customer response to this program. If the feedback is positive, the Sales team will roll out the certificate program to additional independent, national and mass merchant retailers.

— *Alisa Stephens*

Seven DIRECTV Engineers Receive Coveted Patent Award



Dave Baylor, executive vice president, Technology and Operations (left), congratulates the following recipients of the 2001 Patent Awards: Philip Siegel, Joseph Santoru, Bob Plummer, Ernest Chen, Hanno Basse, Leon Stanger and R.G. Arsenault (right).

At a special ceremony in May, seven DIRECTV engineers were presented with the HUGHES Electronics Business Unit Patent Awards for inventions patented in 2001. Patents are important to DIRECTV's business because they secure the company's rights to inventions that make the service unique. They also ensure that no other company can make, use or sell those technologies.

> **"I congratulate all of the 2001 Patent Award winners for a job well done."**
>
> — *Dave Baylor*

"It is a tribute to all of the HUGHES and DIRECTV inventors — both past and present — that DIRECTV is a leader in the multi-channel video programming distribution market," said Dave Baylor, executive vice president, Technology and Operations.

In 2001, DIRECTV filed more than 30 patent applications with the United States Patent and Trademark Office. When reviewing a patent application, the U.S. Patent and Trademark Office determines if the invention is novel, useful, and not obvious to people with the same skill in that specific area. If it meets these criteria, a patent is issued. To date, DIRECTV has received more than 50 patents.

It is then the job of the DIRECTV Patent Committee to determine which inventor or group of inventors will receive a Patent Award. Sitting on the committee are representatives from Product Development, Legal and the various Engineering functions — Broadcast Systems, Communications Systems and Conditional Access Systems.

The committee conducts a careful evaluation of all the submitted patent applications, pending patent applications and issued patents. "Occasionally, we'll give a Patent Award to an inventor or group of inventors who have shown exceptional support of the patent process as a whole, or generated a ground-breaking technology that benefits DIRECTV or HUGHES Electronics," said Georgann Grunebach, a member of the Patent Committee.

"I congratulate all of the 2001 Patent Award winners for a job well done," said Baylor. "With your contributions we continue to enhance the technological leadership of DIRECTV."

— *Alisa Stephens*

Ask **Roxanne**

Why is our Stock Price Static?

In each issue of *The Buzz@DIRECTV*, DIRECTV President Roxanne Austin answers a question on employees' minds. This month's question came from Henry Lee, senior manager, Business Management.

Q. "In the May/June issue, you mentioned that an increasing EBITDA would affect the perceptions of Wall Street investors and influence the GMH stock price. However, despite meeting and exceeding our commitments for the past several quarters, our stock price has only moved in a narrow range since October. What other factors are affecting the stock price? Are there terms within the merger agreement that are keeping the stock price from increasing?"



Have a question for Roxanne? Send it to cdswartz@directv.com and watch for the answer in a future issue.

A. While there are no specific terms within the merger agreement to keep our GMH stock price from increasing, our company's merger situation influences the stock's price in two important ways.

First, both GMH and DISH shares will be exchanged at fixed ratios into the new company's shares. This creates a relative valuation between the two firms' current share prices. That means that how DISH shares react in the marketplace may have an impact on our GMH shares.

Second, investors don't like uncertainty. And, although all mergers are full of uncertainty, due to the nature of this particular transaction, the Street seems to believe it is more uncertain than most. As a result, despite our strong performance, investors haven't been jumping in and creating strong demand for our stock, which is what would be required to blast GMH out of its present range.

Keep in mind that at press time, GMH had been trading between $11 and $17.55 since the announcement, which is quite a wide range on a percentage basis (approximately 60%).

Once this uncertainty is behind us, I believe our stock price will more closely track our performance. If we continue to perform as we have over the last three quarters, and the merger is approved as we fully expect it to be, it will only show how much more valuable the potential synergies are for the new company. And if the deal is not approved, we will have shown investors what a great investment we are, and that we can perform to the Street's expectations despite a difficult environment. In either case, I believe our stock price will ultimately track our ability to perform.

Your Face Here

Imagine Yourself on the Pages of *The Buzz@DIRECTV*

Here is your chance to earn recognition for the unsung project you're working on and seize your 15 minutes of fame: ***The Buzz@DIRECTV*** is offering employees the opportunity to have a story written about them, complete with a photo, in the company's employee magazine.


?

Are you doing something newsworthy at work, like single-handedly reducing customer churn levels or negotiating high-power contracts with well-known players in the entertainment industry? Perhaps you're saving the company big bucks, or finding innovative ways to spread the word about DIRECTV. Or maybe you're working with fledgling technology that is going to take the future by storm.

However grandiose or down-to-earth your accomplishment may be, *The Buzz@DIRECTV* wants to hear about it. Just send the idea for your fascinating, business-related story to cdswartz@directv.com and explain why you (and/or your team) are worthy of coverage in *The Buzz@DIRECTV*. The best submission received before Aug. 1, 2002 will lead to a story and photo – maybe even the cover – in an upcoming issue of this publication.

Your spotlight is waiting. Come claim it before someone else does.

— Tina Swartz



The **DIRECTV** E-Business
team members responsible
for bringing **DIRECTV.com**
to the fore are, left to right:

Elena Medellin
Melanie Dimaguila
Julie Ryan
Zahra Lakhani
Melissa Kirchner
Lyntisha Calhoun
Susan Collins
Charles Miller
Margaret Simonian
David Beebe
Jayne Hancock
Damyanti Dayaram (not pictured)

THE TEAM
BEHIND THE SCENES AT
DIRECTV.COM

DIRECTV.com, like the Web sites of most businesses, is faced with unique challenges and opportunities. No other communication medium has the power to build such a strong direct relationship with the customer. E-Business has transformed traditional marketing, sales and customer satisfaction into a direct relationship with customers, who can self-serve their own accounts, educate themselves and purchase products and services at their own pace from the convenience of their desktop.

This transformation is what Marketing's E-Business team – in conjunction with IT, Customer Satisfaction, Sales, and Business Implementation – has been working hard to achieve. As part of the Marketing department, the E-Business team's goal is to provide user-friendly information for current and potential customers, while meeting key business objectives that help improve the company's bottom line. It has taken more than two years and the hard work of many to reach this point.

"DIRECTV has had a Web site since 1994, but it is only with the launch of the new site in February of this year that DIRECTV has solidly positioned itself to conduct e-business," said Melissa Kirchner, director, E-Business. DIRECTV.com not only has a whole new look and feel that is more engaging for users, but now it also has a wide number of business applications built into the site.

These online applications allow customers to order hardware, schedule installation, activate new equipment (coming soon), choose programming, add sports subscriptions, order pay per view movies and events, and pay their bill.

"Everyone who worked on this project should be proud of themselves. The applications they built provide a direct benefit to customers, prospects and the DIRECTV enterprise," said Kirchner.

With these new functions in place, customers can now manage their own accounts and have interaction with DIRECTV on a daily basis. This is the type of "cool" experience that customers, who already enjoy the best television entertainment experience in the world, can appreciate.

DIRECTV.com is much more than a "cool" Web site. "With unlimited online real estate, DIRECTV.com is an incredible business tool," said Susan Collins, senior vice president, Marketing. "It touches virtually every part of DIRECTV and helps us achieve the company's major performance goals of customer acquisition, retention and satisfaction."

While meeting the needs of current customers to manage their accounts is important, the E-Business group has also been aggressively pursuing ways to market the site to both existing and potential customers. A recently redesigned monthly newsletter is going out to more than 400,000 customers and prospects, as well as bi-monthly targeted e-marketing campaigns that promote specific features such as Free Preview weekends and pay per view movies and events. These tactics supplement other acquisition and upgrade marketing strategies and ultimately help streamline the associated costs.

Now that most of the key functionality is in place, the DIRECTV.com team will be involved in continuous process improvement – communicating with departments throughout the company to address their online requirements and aggressively marketing the site to customers and prospects.

"Built in behind the scenes of DIRECTV.com is a newly enhanced ability to gather information on what our customers want," said Kirchner. "Every customer or prospect who comes to the site can voluntarily share information with DIRECTV by registering and providing us with a customized profile of their viewing preferences. These user profiles will greatly enhance our ability to provide more relevant and customized marketing communications."

Providing valuable services for the customer, as well as key sales, marketing and customer service functions, DIRECTV.com has taken concrete steps to make the most out of Internet technology today, while keeping its eyes firmly set on the future. With the customer making a real connection online, both they and DIRECTV ultimately win.

"A wide range of possibilities still lies ahead for DIRECTV.com to further benefit the company's sales and marketing efforts," said Jayne Hancock, vice president of Marketing, who oversees Kirchner's E-Business group. "We're actively looking at integrating additional applications with the greatest value to our customers and the company. Stay tuned for the next chapter in DIRECTV.com's development."

— Martin Ott

> **DIRECTV.COM STATISTICS**
>
> **Number of Customers Registered on Site —**
> On track for more than 1 million by year end
>
> **Total Number of Bills Paid Online —**
> More than 500,000
>
> **Pay Per View Orders — More than 35,000**
>
> **Hardware Orders — More than 1,000, on par
> with DIRECTV's top 25 retailers**

> **The DIRECTV.com Mission:** To be the primary resource for learning about DIRECTV products and services. To empower current and prospective customers with knowledge and convenient tools so they can get the most out of their DIRECTV experience.

The Buzz@DIRECTV Goes to the Source For Merger News

When there's a need for information, the best way to get it is to go straight to the source, which is just what *The Buzz@DIRECTV* did. Merger transition team leaders Dave Baker, HUGHES vice president, and Stephanie Campbell, DIRECTV senior vice president of Programming, spoke to *The Buzz@DIRECTV* about their involvement in the merger and the transition process.

Buzz: What is your experience in mergers and acquisitions?

Baker: I was involved in the sale of the HUGHES defense business to Raytheon in 1997 and played a role in the transition planning process for integrating the businesses following the sale. One of the best lessons I learned during that time is that having too many people involved too early can clog the transition process and take away from employees' productivity in their day-to-day jobs.

So far, we are trying to keep the involvement level relatively low and are making good progress with minimal impact on the business. Of course, we expect the number of people involved to grow as we get closer to the transaction close. I know Roxanne and Eddy are very focused on keeping things "business as usual" while the details of the merger are sorted out. This is not to say that there is a lack of support. Quite the contrary. The level of support from the functions I've worked with so far has been outstanding. Everyone has been very responsive to my requests for support and information. I just have to be careful not to wear out my welcome.

Campbell: When DIRECTV acquired USSB and then PRIMESTAR, I worked on the integration of both companies from a programming perspective. While I wasn't on the front lines of either transaction, I understand what steps need to be followed to ensure a successful integration. Right now my role in the process is as a coordinator and information broker of sorts. My role will most likely evolve as we get further into the transition process.

Buzz: What is the purpose of DIRECTV's functional teams meeting with their EchoStar counterparts?

Baker: To date, we have had functional meetings between IT, Customer Satisfaction, Finance, Corporate Finance, Home Services and other functions. During these meetings we discussed the systems in place at both companies, how they are used, what their strengths and weaknesses are, and how the combined company may or may not benefit from the continued use of these systems.

There is a lot of information we and EchoStar cannot share with each other until the merger is approved. To ensure that we don't share competitive or sensitive proprietary information, a representative from the DIRECTV Legal team reviews all the materials that will be shared at each functional meeting and makes recommendations on what information is appropriate to share and what is not. Stephanie and I are very comfortable that sensitive information is not being shared with EchoStar.



"Timing and sequence are everything; it's really a domino effect of one decision triggering another."

Stephanie Cambell



Buzz: Was there any anxiety prior to the first meeting of the DIRECTV and EchoStar functional teams?

Campbell: Following the first functional meeting between DIRECTV's and EchoStar's IT leaders, a lot of respect was gained on both sides. I think everyone went into the meeting with preconceived notions of how the others would react. In the end, we were just a bunch of people trying to work through some very complex issues with an outcome that will benefit the combined company.

Buzz: Have these meetings met your expectations?

Campbell: All of these meetings have been very productive. At first, we weren't really sure what to expect. But once the first meeting was complete and both sides got a sense for how the other worked, things have ticked right along.

Baker: The most daunting thing going into these meetings was overcoming preconceived ideas about the other company. But there was no lack of respect, no attitude; just professionalism, geniality and the beginnings of a very good working relationship.

Buzz: What do you see the transition timetable being?

Campbell: There is no single answer to this question. Timing and sequence are everything; it's really a domino effect of one decision triggering another.

Baker: We are still categorizing which decisions will be made at which points in time. On our list of short-term goals is the complete formation of the core transition team and getting all of the functions engaged in the transition process. Then we need to identify big ticket and long-lead items and decide how to structure the team going forward. Lastly, we need to identify what can and should be resolved pre-close, keeping in mind that many decisions can't be made until post-close.

The bottom line is that this is a long process that doesn't move at the speed of light because of all the issues that are involved. Ultimately, the outcome needs to be where practicality meets reality so that post-close we'll have the ability to do things quickly and economically.

Buzz: Do you ever meet with Eddy and other senior executives to discuss the outcomes of the functional meetings?

Baker: Yes. I have weekly status meetings with my boss Larry Hunter [HUGHES corporate vice president and associate general counsel], Sandra Harrison [HUGHES senior vice president of Human Resources and Administration], Eddy Hartenstein [DIRECTV chairman and CEO], and Jack Shaw [HUGHES CEO]. They are all very dedicated to the success of the merger.

In addition, I discuss the outcome of these functional meetings and other merger related topics on a regular basis with Roxanne Austin [DIRECTV president and COO].

— Alisa Stephens

"This is a long process that doesn't move at the speed of light because of all the issues that are involved."

Dave Baker

How **DIRECTV** Makes Money
Examining the Business Model Under a Microscope
Part IV: Churn

Business 101 explains business concepts and terminology so employees can have a working knowledge of elements that contribute to DIRECTV's performance.

This concludes a four-part series of articles focuses on DIRECTV's key financial drivers — subscriber acquisition cost, ARPU and AMPU, and churn.



More than 10.5 Million Happy DIRECTV Customers

In the May/June issue, this space examined the concepts of average revenue per unit (ARPU) and average margin per unit (AMPU), two ways of measuring the revenue DIRECTV earns on a monthly basis while serving a customer. In this issue, Business 101 will take a closer look at churn.

Part 4: Churn
Another of the three levers responsible for driving DIRECTV's business is churn, the percentage of DIRECTV's existing customer base that disconnects service over a given period of time.

Traditionally, DIRECTV's monthly churn, or the percentage of customers who disconnect service in any given month, has fluctuated between one and two percent. For the first quarter of 2002, DIRECTV reported average monthly churn of 1.6 percent.

To demonstrate the negative effects of high churn, consider these numbers, which have been rounded for simplicity. If DIRECTV has 10 million customers and monthly churn of 1.5 percent, that means 150,000 customers have terminated service during the month. Put another way, 150,000 new customers must be acquired in that month in order for the company to simply maintain its existing subscriber base.

Depending on subscriber acquisition cost, or how much DIRECTV must spend to acquire a new customer, it could cost quite a bit of money to make up for the company's churn.

There are two types of churn, voluntary and involuntary.

Voluntary Churn: Not all customers who become a part of the DIRECTV family choose to remain in the DIRECTV family. If they disconnect service of their own choice, their churn is voluntary. The company's emphasis on high customer satisfaction levels is intended to help combat voluntary churn. The more satisfied a customer, the more likely he or she is to remain a customer and refrain from disconnecting service.

Involuntary Churn: In addition, DIRECTV ultimately must disconnect customers who have delinquent or inactive accounts. This is known as involuntary churn. The company's emphasis on quality customer acquisition is intended to help combat involuntary churn. Now, prospective customers must participate in a credit screening process before they can activate service.

To address both voluntary and involuntary churn issues, DIRECTV now requires annual commitments from new customers who wish to participate in DIRECTV-funded offers such as free programming. Consumers who are seriously considering DIRECTV service and are willing to commit to a year of programming have a better chance of staying with DIRECTV and becoming profitable, quality customers.

Churn is a metric inherent to a customer service business like DIRECTV, and while churn will probably never be eliminated completely, it can be lowered. And with churn, the lower the percentage the better.

— Tina Swartz



DIRECTV® Satellite Dish Antenna Updates Historic Cathedral in Brazil

CBC Employee Captures the Timeless Technology of DIRECTV Latin America

While vacationing in Brazil, employee Daryl Van Leuven captured this unlikely silhouette of a DIRECTV® Satellite Dish Antenna against the backdrop of an eighteenth-century church in the town of Ouro Preto.

Says Van Leuven, assistant manager of Program Prep at the California Broadcast Center (CBC), "I was pleased to see our steady growth continue in Brazil, though this well-preserved historic site is truly one of the last places you'd expect to see such a symbol of modernity."

Located in Long Beach, Calif., the California Broadcast Center serves DIRECTV Latin America's approximately 1.6 million customers. The CBC team just completed its month-long broadcast of the 2002 FIFA World Cup soccer finals, for which DIRECTV Latin America acquired exclusive broadcast rights in Mexico, Venezuela, Colombia, Chile, Argentina and Uruguay.

The CBC, working in conjunction with the DIRECTV Latin America International Broadcast Center in Seoul, Korea, aired more than 1,000 hours of digital World Cup–related programming in three regional Spanish dialects and English across more than 20 different viewer channels.

— Tina Swartz







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For complete information go to THE DEN (**http://insidedtv.directv.com**). (This information is available to employees ONLY via the Intranet site.)

Offer expires December 31, 2002.

(However, DIRECTV reserves the right to cancel this offer without notice at any time prior to Dec. 31.)

DIRECTV®

SEC **Legend**

In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.